================================================================================





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K
                                  ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 2000

          AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN - PUERTO RICO
                            (Full title of the Plan)


                       AMERICAN HOME PRODUCTS CORPORATION
          (Name of Issuer of the securities held pursuant to the Plan)


                               Five Giralda Farms
                            Madison, New Jersey 07940
                     (Address of principal executive office)




================================================================================

                                    SIGNATURE
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   AMERICAN HOME PRODUCTS CORPORATION
                                   ----------------------------------
                                              (Registrant)


                                   By:    /s/ Paul J. Jones
                                          ------------------------------
                                          Paul J. Jones
                                          Vice President and Comptroller


Date: June 5, 2001

                                    SIGNATURE
                                    ---------




Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AMERICAN HOME PRODUCTS CORPORATION
                                   SAVINGS PLAN - PUERTO RICO



                                   By:    /s/ Thomas M. Nee
                                          ---------------------------
                                          Thomas M. Nee
                                          Chairman of the American Home
                                          Products Corporation Savings
                                          Plan Committee


Date: June 5, 2001

                       AMERICAN HOME PRODUCTS CORPORATION

                           SAVINGS PLAN - PUERTO RICO

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 and 1999

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

























EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 060

                       AMERICAN HOME PRODUCTS CORPORATION
                           SAVINGS PLAN - PUERTO RICO
                           DECEMBER 31, 2000 and 1999

                                      INDEX




                                                                     Page
                                                                     ----

Report of Independent Public Accountants

Statements of Net Assets Applicable to Participants'
Equity as of December 31, 2000 and 1999                                1

Statement of Changes in Net Assets Applicable
to Participants' Equity for the Year Ended
December 31, 2000                                                      2

Notes to Financial Statements                                        3 - 8

Supplemental Schedule:

I.     Item 4i - Schedule of Assets Held for
       Investment Purposes as of December 31, 2000                Schedule I



Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan - Puerto Rico:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan - Puerto Rico as of December 31, 2000 and 1999, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan - Puerto Rico as of December 31, 2000 and 1999, and the changes in its net assets applicable to participants' equity for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

New York, New York
June 5, 2001

        American Home Products Corporation Savings Plan - Puerto Rico
         Statements of Net Assets Applicable to Participants' Equity
                       As of December 31, 2000 and 1999



                                                              December 31,
                                                          2000           1999
                                                       -----------   -----------
Assets:
   Investments, at fair value                          $45,777,371   $40,086,702

   Loans to participants                                 5,377,825     5,166,908

   Receivables:
     Employer contribution                                  91,547       102,179
     Participant contribution                              280,540       323,540
     Loan repayment                                        107,017       138,741
     Due from broker for securities sold                   445,259         1,822
                                                       -----------   -----------

         Total receivables                                 924,363       566,282
                                                       -----------   -----------


     Cash and cash equivalents                             666,284       823,715
                                                       -----------   -----------

Net Assets Applicable to Participants' Equity          $52,745,843   $46,643,607
                                                       ===========   ===========


The accompanying notes to financial statements are an integral part of these statements.

          American Home Products Corporation Savings Plan - Puerto Rico
      Statement of Changes in Net Assets Applicable to Participants' Equity
                      For The Year Ended December 31, 2000


Additions to net assets attributed to:
   Investment Income:
     Net appreciation in market value
     of investments                                              $5,593,203
     Interest                                                     1,047,278
     Dividends                                                      983,191
                                                                -----------

         Total investment income                                  7,623,672

   Contributions:
     Employer                                                     1,947,291
     Participant                                                  6,168,304
                                                                -----------

         Total contributions                                      8,115,595
                                                                -----------

            Total additions                                      15,739,267
                                                                -----------


Deductions from net assets attributed to:
   Benefits paid to participants                                  5,759,380
   Transfer out of Plan                                           3,877,651
                                                                -----------

            Total deductions                                      9,637,031
                                                                -----------

   Net additions                                                  6,102,236



Net Assets Applicable to Participants'
Equity:
   Beginning of Year                                             46,643,607
                                                                -----------

   End of Year                                                  $52,745,843
                                                                ===========

The accompanying notes to financial statements are an integral part of this statement.

                       AMERICAN HOME PRODUCTS CORPORATION
                           SAVINGS PLAN - PUERTO RICO
                          NOTES TO FINANCIAL STATEMENTS




NOTE 1 - PLAN DESCRIPTION
         ----------------

The following description of the American Home Products Corporation Savings Plan
- Puerto Rico (the "Plan") only provides general information. Participants of the Plan should refer to the Plan Document for a more detailed and complete description of the Plan's provisions.

General
-------

The Plan, a defined profit sharing contribution plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHPC" or the "Company") and became effective on January 1, 1993. Full or part-time employees of the Company and its participating subsidiaries who reside in Puerto Rico and are not subject to a collective bargaining agreement ("non-union") are eligible to participate in the Plan after attaining age 21, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Puerto Rico Internal Revenue Code (the "PR Code").

In connection with the sale of the Cyanamid Agricultural Products business on June 30, 2000, the assets attributable to active participants from this business were transferred out of the Plan effective July 31, 2000 and totaled $3,877,651.

Contributions
-------------

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. AHPC will contribute an amount equal to 50% of the participant's contributions to the Plan for contributions up to 6% of the participant's covered compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. Under the PR Code, total annual salary deferral contributions that can be included for Plan purposes are subject to annual limitations.

Vesting and Separation From Service
-----------------------------------

Participants are fully vested at all times in their salary deferral and after-tax contributions plus actual earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in their Company matching contributions according to the following schedule:

                                                Vesting
         Years of Continuous Service           Percentage
         ---------------------------           ----------
             1 year completed                      0%
             2 years completed                    25%
             3 years completed                    50%
             4 years completed                    75%
             5 years completed                   100%

Regardless of the number of years of continuous service, participants shall be fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions is forfeited and becomes available to satisfy future Company matching contributions. During 2000, forfeitures of $60,205 were used to offset Company matching contributions. As of December 31, 2000, the amount of forfeitures available to offset future Company matching contributions totaled $14,565.

Distributions
-------------

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan Document, before that age. Participants may qualify for hardship withdrawals if they have an immediate and heavy financial need, as determined by the AHPC Savings Plan Committee - Puerto Rico (the "Committee"). Participants are limited to one non-hardship and one hardship withdrawal each year. Participants may make hardship withdrawals provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. An election can be made to defer the distribution if the participant's account balance is greater than $5,000 and if the participant is less than 70 1/2 years of age.

Loans
-----

Employees who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 - ACCOUNTING POLICIES
         -------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation
--------------------

AHPC's common stock fund is recorded at the fair market value at December 31, 2000 and 1999. Shares in the Fidelity Funds and the MAS Value Portfolio are recorded at fair market value, which is based on their published net asset value at December 31, 2000 and 1999. The investment contracts comprising the Interest Income Fund are recorded at contract value based upon information provided by Fidelity Management Trust Company which approximates fair market value (see also
NOTE 3).

Investment transactions are recorded on a trade date basis. Net realized gains and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net appreciation of investments in the Statement of Changes in Net Assets Applicable to Participants' Equity. The net change in the difference between cost and current market value of investments held is reflected in net appreciation in market value of investments in the Statement of Changes in Net Assets Applicable to Participants' Equity.

Administrative Costs
--------------------

All costs and expenses of administering the Plan are paid by AHPC.

Use of Estimates
----------------

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgements and estimates made by management. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT ELECTIONS
         --------------------

Participants can elect to invest amounts credited to their account in any of eight investment funds and transfer amounts between funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

 The eight investment options are as follows:

    Interest Income Fund - consists primarily of investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund and its investment contracts are guaranteed by the issuing insurance carrier, but not by the Company or any federal agency. However, the Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody's and AA- or higher by Standard & Poor's. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended interest rate attributable to these contracts approximated 6.53% and 6.49% for 2000 and 1999, respectively.

    AHPC Common Stock Fund - consists primarily of AHPC common stock. Purchases and sales of AHPC common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

    Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies with above average growth potential.

    Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company, which is invested in high yielding securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund's assets in fixed income senior securities.

    Fidelity International Growth & Income Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

    Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor's 500 Index.

    Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in domestic and international small capitalization equities.

    MAS Value Portfolio - consists of shares in a mutual fund managed by Miller Anderson & Sherrerd which seeks long-term returns by investing in stocks of large and mid-sized companies.

NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------

The Plan is administered by the Committee, which was appointed by the Board of Directors of AHPC. Banco Popular de Puerto Rico is the Plan's trustee. Fidelity Management Trust Company was appointed by the Committee as recordkeeper and custodian, and is a party-in-interest to the Plan.

NOTE 5 - INCOME TAX STATUS
         -----------------

Puerto Rico
-----------

The Plan is designed to be a qualified profit-sharing plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the "Act") and the trust established under the Plan is intended to be tax-exempt under Section 165(a) of the Act. The Company has obtained from the Puerto Rico Treasury Department a favorable determination letter that covers all plan amendments through January 1, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan and the trust meet the requirements of the Act. The principal income tax consequences of participation in the Plan are discussed in the Summary Plan Description and the Plan Prospectus.

Federal Income Tax Status
-------------------------

The Plan does not constitute a qualified profit-sharing plan under the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and the "cash and deferred arrangement" incorporated in the Plan is not intended to qualify under Section 401(k) of the Code. Pursuant to Section 1022(i)(1) of ERISA, however, the trust established thereunder is exempt from Federal income tax under Section 501(a) of the Code. An individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be subject to any Federal income tax on income derived from sources within Puerto Rico. Additional Federal income tax consequences are set forth in the Summary Plan Description.

NOTE 6 - PLAN TERMINATION
         ----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

NOTE 7 - INVESTMENTS
         -----------

The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                     2000              1999
                                                     ----              ----

AHPC Common Stock Fund                            $14,130,660       $12,543,294

Fidelity Spartan U.S. Equity Index Fund           $10,019,749       $10,856,231

Fidelity Balanced Fund                             $5,137,442        $5,798,485

Travelers Insurance                                $4,563,817                --

Fidelity Magellan Fund                             $4,001,439        $3,103,578

Monumental Life Insurance                                  --        $2,436,930


During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $5,593,203 as follows:

                   AHPC Common Stock Fund     $7,496,080
                   Mutual Funds               (1,902,877)
                                              ----------
                   Total                      $5,593,203
                                              ==========

                                                                      Schedule I

          American Home Products Corporation Savings Plan - Puerto Rico
      Schedule H Item 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000
                   Employer Identification Number - 13-2526821
                                Plan Number - 060


Identity of Issuer                  Description of Investment      Current Value
------------------                  -------------------------      -------------

Investment Contracts:
---------------------

AIG Life Insurance                  GIC 5.38%  Due 12/15/04           $1,081,641


Allstate Life Insurance             GIC 6.55%  Due 12/16/02            1,520,872


Monumental Life Insurance           GIC 6.95%  Due 12/17/01            1,303,273


New York Life Insurance             GIC 6.91%  Due 12/15/04            1,622,192


Transamerica Life and Annuity       GIC 6.08%  Due 12/16/02            1,166,508


Travelers Insurance                 GIC 6.51%  Due 12/15/06            4,563,817
                                                                     -----------


        Total Investments Comprising
        the Interest Income Fund                                     $11,258,303
                                                                     -----------

American Home Products
 Corporation Common Stock*          222,355 shares                   $14,130,660
 -------------------------                                           -----------

* Represents a party-in-interest to the Plan

The accompanying notes to financial statements are an integral part of this schedule.

                                                                      Schedule I
                                                                     (Continued)

          American Home Products Corporation Savings Plan - Puerto Rico
      Schedule H Item 4i - Schedule of Assets Held for Investment Purposes
                             As of December 31, 2000
                   Employer Identification Number - 13-2526821
                                Plan Number - 060


Identity of Issuer                  Description of Investment      Current Value
------------------                  -------------------------      -------------


Mutual Funds:
-------------

Fidelity Management Trust Company*  Magellan Fund
                                    33,540 shares                     $4,001,439
                                                                     -----------

Fidelity Management Trust Company*  Balanced Fund
                                    338,212 shares                    $5,137,442
                                                                     -----------

Fidelity Management Trust Company*  International Growth & Income
                                    Fund
                                    32,291 shares                       $733,652
                                                                     -----------

Fidelity Management Trust Company*  Spartan U.S. Equity Index Fund
                                    214,051 shares                   $10,019,749
                                                                     -----------

Fidelity Management Trust Company*  Low-Priced Stock Fund
                                    14,809 shares                       $342,383
                                                                     -----------

Miller Anderson & Sherrerd          MAS Value Portfolio
                                    10,416 shares                       $153,743
                                                                     -----------

        Total Investments Per
        Statement of Net Assets
        Applicable to Participants'
        Equity                                                       $45,777,371
                                                                     ===========


Loans Receivable:
-----------------

Loans to Plan Participants          Rates ranging from 8.75% to 10.5%
                                    Due through 2015                  $5,377,825
                                                                     -----------


* Represents a party-in-interest to the Plan

The accompanying notes to financial statements are an integral part of this schedule.

                      CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                      -----------------------------------------




As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements Nos. 33-45324 and 33-57339, S-4 Registration Statement No. 333-59642 and Form S-8 Registration Statements Nos. 2-96127, 33-24068, 33-41434, 33-53733, 33-55449, 33-45970, 33-14458,
33-50149, 33-55456, 333-15509, 333-76939 and 333-59668.



                                                     ARTHUR ANDERSEN LLP
New York, New York
June 5, 2001